SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry Nr. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTY-SIXTH

ORDINARY MEETING OF THE BOARD OF DIRECTORS

1.   VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATES: January 23, 2019 - 1 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; and DENISE TEIXEIRA GOMES - Secretary of the Meeting. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.          The Board of Directors received a report and discussed the matter on the progress of the Remediation Plan within UEG Araucária Ltda. – UEGA.

II.         The Board of Directors unanimously approved the renewal of the agreement with the independent auditors Deloitte Touche Tohmatsu Auditores Independentes.

III.        The Board of Directors unanimously approved the Business Plan to implement the New Sinop Branch for SPE Matrinchã Transmissora de Energia S.A.

IV.       The Board of Directors unanimously approved the 5th Review of the Business Plan of SPE Mata de Santa Genebra Transmissão S.A. and the due budget supplementation for the 2019 fiscal year.

V.        The Board of Directors received information and discussed the matter related to the progress of the work of the independent audit, Deloitte Touche Tohmatsu Auditores Independentes, for the 2018 fiscal year.

VI.       The Board of Directors evaluated the consolidated results of the process of Annual Assessment of the Performance of the Statutory Audit Committee and of the Board of Directors for the 2018 cycle and approved the action plan recommended by the consulting firm responsible for the work.

VII.      The Board of Directors unanimously resolved to approve the Policy on Climate Change and the commitments and targets on the subject for 2019-2022.

VIII.    The Board of Directors unanimously resolved to approve the Work Plan of the Internal Audit - PAINT - 2019-2020 Cycle and the Regulation of the Internal Audit.

IX.       The Board of Directors received information and discussed the matter on the status of the action plans and/or projects to mitigate shortcomings pointed out by the independent auditors Deloitte Touche Tohmatsu Auditores Independentes.

X.        The Board of Directors received a report from the Statutory Audit Committee on several matters.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 186th Ordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s own book Nr. 10.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date January 24, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.